Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NOTICE OF ANNUAL

GENERAL MEETING OF SHAREHOLDERS

DECEMBER 10, 2008

To the Shareholders of Kimber Resources Inc.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of Kimber Resources Inc. (hereinafter called the "Company") will be held in the Beijing Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Wednesday, December 10, 2008 for the following purposes:

1.

To have placed before the meeting the comparative consolidated financial statements of the Company for the financial years ended June 30, 2008, 2007 and 2006 and the Auditors' report thereon;

2.

To elect eight (8) directors to hold office until the next Annual General Meeting  of the Company or until their successor s are elected or appointed;

3.

To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year; and

4.

To transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice, and the accompanying Management Proxy Circular and form of proxy are provided in connection with the Meeting.  All shareholders are cordially invited to attend the Meeting.  A holder of common shares of record at the close of business on Friday, November 7, 2008 will be entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are urged to exercise their right to vote by completing, dating and signing the enclosed proxy and returning it using one of the methods outlined on the proxy.  To be effective, all proxies must be delivered to:

Computershare Investor Services Inc.

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

and received no later than 1:30 p.m. (Vancouver time) on December 8, 2008 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting.  Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for deposit of proxies may be waived by the Chairman of the meeting in his sole discretion without notice.

2

The Company’s Information Circular, form of proxy and the supplemental mailing form accompany this Notice.  Additional information including the Company’s financial information is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov/edgar.shtml and on the Company’s website, www.kimberresources.com.   Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended June 30, 2008.  Copies of the Company’s comparative financial statements and Management’s Discussion and Analysis can be obtained by contacting the undersigned.

If you have any questions, or require assistance in voting your proxy, please call the undersigned at North American toll free 1-866-824-1100 or contact Computershare at 1-800-564-6253

Dated this 7th day of November, 2008 at Vancouver, BC

By Order of the Board,

“Gordon Cummings”

Gordon Cummings

President and Chief Executive Officer